UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Administradora de Fondos de Pensiones Provida S.A.

(Name of Subject Company)

Administradora de Fondos de Pensiones Provida S.A.

(Names of Persons Filing Statement)

American Depositary Shares (ADS) each representing
fifteen shares of Common Stock, without nominal (par) value
(Title of Class of Securities)

00709P108
(CUSIP Number of Class of Securities)

María Paz Yáñez Macías
Planning and Control Division Manager
Avenida Pedro de Valdivia 100, Santiago, Chile
Telephone number: (56-2) 2351-1483
Fax number: (56-2) 2679-2320

E-mail: myanezm@bbvaprovida.cl (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On August 14, 2013, Administradora de Fondos de Pensiones Provida S.A. (“AFP Provida”) reported its results for the period ended June 30, 2013, as disclosed on a Form 6-K filed with the SEC on August 16, 2013.  That report contained the following remarks regarding a previously announced agreement for MetLife, Inc. or one or more of its wholly-owned affiliates to acquire AFP Provida:

“Finally, regarding the Company’s information, on July 19, 2013, the Superintendency of Pensions authorized the societies MetLife Chile Acquisition Co. S.A. and Inversiones Holdco Tres Ltda. to jointly acquire (direct and indirectly the first society, meanwhile indirectly the second society) up to 100% of the shares of Administradora de Fondos de Pensiones Provida S.A. The official authorization states that such societies sufficiently credited the existence of the conditions enabling to acquire the shares of AFP Provida.

This operation shall be executed within six months provided that all the information submitted to the Superintendency of Pensions proving compliance with the requirements established in the Law, do not suffer any modification.”

Important notice

The tender offer herein described has not yet commenced. The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, it shall be conducted in accordance with applicable law in Chile and the United States, and MetLife, Inc. or one or more of its wholly-owned affiliates will, to the extent required, file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “Commission”) (and such documentation as may be required to be filed with applicable government authorities in Chile), and AFP Provida will, to the extent required, file a solicitation/recommendation statement on Schedule 14D-9 (and such documentation as may be required to be filed with applicable government authorities in Chile) with respect to the tender offer. Investors and holders of AFP Provida shares are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal (or Chilean equivalent, if applicable) and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Once filed, investors and holders of AFP Provida shares will be able to obtain free copies of these documents and other documents filed by BBVA, AFP Provida and MetLife, Inc. with the Securities and Exchange Commission at the website of the Commission at www.sec.gov. In addition, the solicitation/recommendation statement and related materials may be obtained for free when they become available from MetLife, Inc. or AFP Provida.

This notice contains statements that constitute forward-looking statements. Forward-looking statements may include but are not limited to words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition or divestures strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.